Social Life Network, Inc.

8100 East Union Ave. Suite 1809

Denver, Colorado 80237

1-877-744-4744

Filed as Correspondence on Edgar

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

Washington, D.C. 20549

Attn:  Jeff Kauten, Attorney-Advisor

June 28, 2018

Re:	Social Life Network, Inc. (referred to herein as “we”, “our” or “us or “Social Life” or the “Company”)

Registration Statement filed on Form S-1

Amendment Number 4 filed on June 28, 2018

File No. 333-222709

Dear Mr. Kauten:

Please find below our responses to your June 27, 2018 comments:

Prospectus Cover Page

Comment 1

Please revise to disclose the significant share ownership and voting power of your executive officers.

Response to Comment 1

We have added disclosure on the Prospectus Cover Page, as follows:

“Our Chief Executive Officer/Director, Ken Tapp and our Chief Financial Officer/Director own 59.9% and 14.7% of our outstanding voting securities, respectively, which will enable them to control corporate actions submitted for shareholder approval, such as electing a majority of our board of directors and authorizing or preventing proposed significant corporate transactions.”

Determination of Offering Price, page 18

Comment 2

Please revise to provide that selling security holders will sell the common stock at a fixed price, which is quantified in your prospectus, until your securities are quoted on the OTC Bulletin Board and thereafter at prevailing market prices or privately negotiated prices. See Item 16 of Schedule A to the Securities Act of 1933.

Response to Comment 2

We have revised our disclosure accordingly to state:

“If and when our common stock is regularly quoted on the OTCQB, the Selling Security Holders may sell all or a portion of their respective shares of common stock covered by this prospectus from time to time at prevailing market prices at the time of sale, at varying prices or at negotiated prices.”

Description of Business

Cannabis and Hemp Industry Platforms, page 24

Comment 3

You state that you “generate revenues from “certain cannabis and hemp sites.” Please clarify whether all your revenues are generated from the cannabis and hemp industry. To the extent less than all your revenues are generated from the cannabis and hemp industry, please quantify the amount of revenues from the cannabis and hemp sites.

Response to Comment 3

We have provided more specific and comprehensive disclosure regarding the revenues generated from our cannabis and hemp websites, as follows:

“For the year ended December 31, 2017, 41.9% of our total revenues with respect to our cannabis and hemp websites was, as follows:

●	Digital Marketing Revenue - $59,380
●	Advertising Revenue - $0

In contrast, for the year ended December 31, 2017, our Licensing Revenue from our real estate and sports website partners was $82,400, representing 58.1% of our total revenues.

For the year ended December 31, 2016, 100% of our total revenues with respect to our cannabis and hemp websites, was, as follows:

●	Digital Marketing Revenue - $182,737
●	Advertising Revenue - $62,158

In contrast, for the year ended December 31, 2016, Licensing Revenue from our real estate and sports website partners was $0.”

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Comment 4

Cost per click and cost per 1000 ad impressions appear to be important measures of your operating performance. To the extent these factors are important in understanding your revenue trends, please provide an enhances quantitative and qualitative discussion and analyses of how these factors impact your revenue for each period presented.

Response to Comment 4

We have added additional disclosure regarding how we charge advertisers using the CPM model.

Material Agreements, page 27

Comment 5

Please revise to provide the duration of the Software License Agreements.

Response to Comment 5

We have disclosed the duration of the Software License Agreements.

Comment 6

We note your response to prior comment 7. Your statement that neither of your executive officers represented the Company in the negotiations with Real Estate Social Network and Sports Social Network appears to be inconsistent with your statement that Mr. Tapp represented the Company in those negotiations. In this regard, we also note that Mr. Tapp is the Chief Technology Officer of those entities and owns approximately 40% of each of those entities. Please revise or advise.

Response to Comment 6

We have amended our prior mistaken but inadvertent disclosure, as follows:

“Our Chief Executive Officer and Chief Financial Officer represented us in the negotiations with Real Estate Social Network and Sports Social Network in our negotiations involving the license agreements.”

Exhibit 5, Legal Opinion

Comments 7 and 8

Response to Comments 7 and 8

Our legal counsel has revised the legal opinion accordingly.

We hereby acknowledge the following:

Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

The action of the Commission of the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy the disclosure in the filing; and

The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact our legal counsel, Frederick M. Lehrer, at (561) 706-7646 should you have any questions regarding Amendment number 4.

Sincerely yours,

By:	/s/ Ken Tapp
Ken Tapp, Chief Executive Officer

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